SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  September 3, 2008

By: /s/ Victor DiTommaso_____________________

       Victor DiTommaso, CFO

NYSE SYMBOL: ITP

           TSX SYMBOL: ITP

Intertape Polymer Acquires Exclusive Rights to Automated Wrapping System

System will bring automation to many industries

MONTREAL, QUEBEC and BRADENTON, FLORIDA – September 3, 2008--Intertape Polymer Group Inc. (TSX: ITP) (NYSE: ITP) ("Intertape" or the "Company") today announced that it has reached an agreement with Pelliko Inc., a marketer of specialized packaging equipment, to acquire the exclusive North American rights for Pelliko’s patented automatic wrapping system.  Intertape will leverage its strong market position in the building materials industry to offer this sector and many other manufacturing segments a fully-automated wrapping solution.

The system is designed to automate the process of wrapping packages of up to 60 feet in length in less than one minute.  This technology targets industries such as wood products, which are traditionally wrapped manually due to the unique and varied size requirements.

“We view this as a perfect complement to our existing products and services.  This initiative is consistent with Intertape’s commitment to lead our markets with creative innovation,” stated Bill Barnes, Executive Vice President, Sales & Marketing, of Intertape’s Engineered Coated Products Division.  “We have a leading position in the lumber industry with our various products. This proprietary system will allow us to build on our customer relationships by broadening our offering and assuring we are bringing the market’s best packaging alternatives to the table. This system will offer substantial savings to many industries and we are excited by our potential to expand our presence in these markets.”

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release may constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Rick Leckner

514-731-0000